Filed by Bcom3 Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Bcom3 Group, Inc.

Commission File No. 333-87600

Forward Looking Information

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.

Additional information

Bcom3 and Publicis have filed a final proxy statement/prospectus with the SEC concerning the transaction. Each Bcom3 shareholder will receive a copy of the proxy statement/prospectus by mail. We urge you to read the proxy statement/prospectus, as well as any other relevant documents that either party files with the SEC, because these documents contain important information. You can obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and is also set forth in the proxy statement/prospectus.

The New Publicis Groupe Presentation to Bcom3 Shareholders

Today's Agenda
•	New Publicis Groupe
— Why?
— Why now?
— The Publicis advantage
•	Transaction details — Morgan Stanley
— Mechanics of the transaction
— Achieving liquidity over time
•	Q&A

•	Moving Forward

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Why do a deal?
•	Bcom3 declared 4th largest when it was first announced in 1999; No. 7 soon after it officially formed in 2000 — Industry consolidation
•	Competition using publicly traded stock for acquisitions
•	IPO less attractive as market weakened — By itself would not add the capabilities and scale we need.
•	Publicis emerged as preferred strategic partner
•	Powerful Dentsu commitment
•	Current market unrest doesn't alter the importance of this transaction

3

      Solving Scale & Capabilities

Source: 2001 company financial reports
4

      The Impact of the Global Alliance

Source: 2001 company financial reports
5
The best, not the biggest
•	Big is not a strategy but we will now have the scale to compete.
•	Unique $4 billion revenue multi-cultural organization.
•	Geographical dominance — 37,000 people WW
— Europe (Publicis base of operation) — North America (almost 50% of new Publicis Groupe worldwide revenues) — Asia (Dentsu #1 in region)
Sources: Form 20-F, Form F-4, Form 10-K, 2002
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      Media Leadership

*Source: The RECMA Report, June 2002
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      World Class Healthcare Capabilties

*Source: MedAd News, April 2002
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Compatibility
•	Complementary client roster — Increased # global clients — Limited conflict

•	Common thread across all of our operations: brilliant ideas, collaboration, measurable results for our clients around the world

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The New Publicis Groupe Good for our clients

      Powerful agency brands

Publicis

Leo Burnett

D'Arcy

SAATCHI & SAATCHI

Fallon Worldwide

b b h

B&P

the kaplan thaler group, ltd.
advertising & entertainment

[m o r o c h]

masius

beacon

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      Multi-cultural expertise

burrell

Pangea

lápiz

V

double platinum

tapestry

BROMLEY
communications

PUBLICIS·SANCHEZ & LEVITAN

new-a inc.

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      Specialized Marketing Services

13

      World's Leading Media Strength

STARCOM MEDIAVEST GROUP

Zenithmedia

MEDIAS & REGIES EUROPE

OPTIMEDIA

MEDIASYSTEM

Starcom ip

Relay
SPORTS AND EVENT MARKETING

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      Impressive geographic reach
              - Hundreds of operating units in more than 100 countries

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The New Publicis Groupe Good for our companies

Public Capital
•	Money to diversify
•	Funding to grow
•	Strength to compete
•	Security to endure

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Operating In the Publicis Groupe
•

Autonomous brand agencies
— Saatchi & Saatchi
    >> 21 Lions at Cannes in 2001
    >> Agency of the Year at Cannes in 2002
— Fallon
    >> Creative leader expanding into Singapore, Hong Kong, Sao Paulo
— Publicis Worldwide and Publicis Hal Riney
    >> Present in 83 countries, 2001 revenues of 1.1 billion euros
    >> Renewed commitment to creative excellence
— Nelson Communications
    >> #1 healthcare agency (2001 WW income) per MedAd News

Sources: Industry trade publications, corporate Web sites, fact sheets
18

Creativity thrives in public companies
According to the Gunn Report, 21 of the 25 most-awarded agencies in the world operate within the corporate families of publicly traded holding companies. --Published 2002

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The New Publicis Groupe Good for shareholders.

Details of the transaction
Frank Oelerich Managing Director

Financial glossary
•	Bond (or Debenture or Note): An interest-bearing security that obligates the issuer to pay the bondholder a specified sum of money, and to repay the principal amount of the loan at maturity

•	Common Shares: Units of ownership of a corporation. Owners typically have specified voting rights and share any dividends pro rata

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Financial glossary, continued
•	Warrant: Essentially the same thing as a stock option. Entitles the holder to buy a specified number of common shares at a specified price, during a defined period of time

•

Exercise Price (or Strike Price): The price at which a share can be purchased over a specified period. For instance, a warrant may allow a buyer to purchase 100 shares of XYZ at any time in the next three months at any exercise or strike price of $50

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Financial glossary, continued
•	OBSA: In this transaction, it represents the combination of the Publicis debentures and the Publicis warrants

•

ORA (or “synthetic” common shares): In this transaction, it represents a security that automatically converts into Publicis common shares over time. Each ORA converts into 18 Publicis common shares, at the rate of one share per year in years 3 through 20

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Financial glossary, continued
•	Usufruct Interest: Consists of all of the economic interest in a common share. In this case, each shareholder will lend Dentsu the voting rights to a portion of his/her Publicis shares, while still retaining his/her economic (or “usufruct”) interest in such shares, for two years after the closing.

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What will shareholders receive
•	Total consideration received:
 — Cash (from Dentsu)
 — Publicis notes (which will be sold after the closing)
 — Publicis common shares
 — Publicis synthetic common shares (ORA)
— Warrants to acquire Publicis common shares

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Transaction summary—step 1
•	Dentsu to buy common shares for approximately $499MM
•	As a result, each Bcom3 Class A share will be converted into approximately: >> 0.814 Bcom3 Class A shares >> $32.62 in cash
•	In effect, 18.6% of the Class A shares are being purchased for $175 per share in cash

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Transaction summary—step 2
•	As Bcom3 is merged into a wholly-owned subsidiary of Publicis, each Bcom3 Class A share remaining after the first step Dentsu purchase will be converted into approximately :
— 2.215 Publicis common shares (including 0.549 usufructs).

— 0.098 Publicis ORAs (= 1.766 synthetic common shares)

— Net proceeds from the sale of €53.86 in principal amount of Publicis notes

— Warrants to purchase 1.766 Publicis common shares at €30.50 per share

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Blended consideration for 1,000 Bcom3 shares
•	Putting both steps together, 1,000 shares turns into:
	—	Approximately $32,616.66 in cash
	—	1,355 Publicis common shares
	—	446 usufructs, resulting in 446 Publicis common shares after two years
	—	79 ORAs (entitling the holder to 1,422 Publicis shares to be received in 18 annual installments between 2005 and 2022)
	—	The net proceeds (after expenses and “cash out” of options) from the sale of approximately €43,822.56 principal amount of Publicis notes
	—	Warrants to purchase 1,436 Publicis shares
	—	Cash in lieu of any fractional interest in the Publicis securities to which you would be entitled

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      Indexed Stock Price Performance
              February 14, 2002 to September 3, 2002

Publicis $ Publicis € Comparable companies

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Transfer restrictions
•	Lock-up: All Publicis equity securities initially non-transferable with limited exceptions, such as estate planning. These securities will become transferable as follows:
	>>	Blocks of 25% of Publicis common shares (including shares from usufruct interests) will become transferable 6-, 12-, 18- and 24-month periods after the merger
	>>	Blocks of 25% of ORAs and warrants transferable at the end of each of the 30-, 36-, 42- and 48-month periods after the merger
	>>	Coordinated sale process until 6 months after the 24- and 48-month lock-up dates (“orderly marketing”)

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Listing:
•	Publicis common shares, ORAs and Publicis warrants will be listed on Euronext Paris upon close of the transaction

•	Publicis common shares to be issued upon redemption of ORAs and exercise of warrants will also be listed

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Permitted transfers
•	Gifts or other transfers for estate-planning purposes
•	Gifts to charitable organizations
•	Transfers to other former Class A stockholders for value or by a gift
•	Use as collateral for a bank loan, by pledge or otherwise
•	Transferees are still subject to the lock-up

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Facts worth noting
•	Largest cash transaction in the marketing services industry
•	$32.62 alone represents >100% of “book value” under Bcom3 Stock Purchase Agreement
•	Publicis potential for upside
•	Every shareholder treated equally in orderly marketing process, no exceptions
•	Non-compete, non-solicit, confidentiality covenants remain to protect your investment

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Questions?

Unsung Heroes — Thank you

Conclusion - Moving Forward